FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2003

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                    CDG Investments Inc.

(Registrant)

Date June 30, 2003                                                                      "Barbara O'Neill"

Barbara O'Neill, Secretary

CDG Investments Inc.

Suite 500, 926-5th Avenue S.W.

Calgary, Alberta, T2P 0N7

Phone: (403) 233-7898  Fax: (403) 266-2606

NEWS RELEASE

June 25, 2003

News Release:

03-04

OTC Bulletin Board: CDGEF

20-F SEC Approved

For Further Information Contact:

James Devonshire, President

UNDERGROUND COPPER-GOLD SAMPLING PROGRAM

Calgary,-Alberta- Tyler Resources Inc. (“Tyler”) as Operator of the Bahuerachi Joint Venture with CDG Investments Inc. (“CDG”) is pleased to report that an underground sampling program has been approved for the Bahuerachi copper-gold project by the Joint Venture.

The program, planned for early to mid July, will consist of the rehabilitation of a significant underground exploration adit previously driven under the Main Zone mineralization by the Guggenheim Company in the 1920’s.

The objectives of the underground program will first be to confirm whether the recently identified high grade, locally multi-ounce magnetite-associated gold system continues at depth in association with the previously identified intrusion and skarn hosted mineralization.  As previously reported, the gold rich mineralization style has only been recognized on the property since 1998 with surface sections in outcrop grading 79.9 g/t (2.57 Oz/t) gold, 17.5 g/t silver and 17.4% zinc over 3.2 meters and another section where a minimum interpreted true width of 14 meters grading 9.99 g/t gold, 8.57 g/t silver and 7.96 % zinc has been mapped and sampled.  The high grade gold mineralization has been recognized extensively at surface to the south of, and trending towards, the trace of the adit.

The second objective will be to outline underground grades and widths for both the copper and gold bearing skarn system as well as the generally lower grade copper bearing intrusions where previous surface sections have been documented. The adit is interpreted to cross cut mineralization at depth below such previously reported skarn sections as 30 meters grading 0.80% copper, 0.59 g/t gold and 35.8 g/t silver (area 4, April 2001 news release).

The adit is known to be at least 185 meters in length, driving in from the east to the west towards the mineralized intrusion and associated skarn zones.  The adit is expected to be in excellent condition, having been drilled and blasted into hard rock to create a tunnel roughly some 3 meters by 3 meters in diameter.  Extensive cleaning will be required, but the data acquired from the adit will be superior to that of a drill hole fence through the same section, and obtained at a significantly lower cost.

News Release dated June 25, 2003

Property visits are also being organized during this time for a number of industry groups which have expressed interest in examining the property with a view to the continued exploration of the Main Zone mineralized systems and other systems present at Bahuerachi.

The Bahuerachi Property is located roughly 30 kilometers west of the El Sauzal Deposit which is the largest oxide gold deposit discovered in Mexico to date with reserves of 2 million ounces of gold and a total geologic resource in excess of 3.3 million ounces gold.  Mine construction has been announced by Glamis Gold who is fast tracking El Sauzal to production, outlining the fact that large economic mineral deposits can be found, rapidly delineated and developed in the vicinity of the Bahuerachi project. Mexico’s mineral industry is currently experiencing strong growth with numerous recent exploration successes being rapidly advanced towards production.  Besides the El Sauzal deposit, recent exploration successes include the Dolores Deposit, with a rapidly growing resource base now standing at 2.3 million ounces gold and 116 million ounces silver operated by Minefinders Corporation Ltd. and Gammon Lake’s Ocampo district projects with a rapidly growing resource base now reportedly standing at 1.7 million ounces gold and 83.1 million ounces silver.

As part of this program; CDG intends to commission an independent valuation of the property to further its ongoing efforts to rationalize its property interest with respect to the Bahuerachi Joint Venture.

“James Devonshire”

James Devonshire

President

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of CDG Investments Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts.  There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice.  The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.